April 7, 2025

Marvin Slosman
President and Chief Executive Officer
InspireMD, Inc.
6303 Waterford District Drive, Suite 215
Miami, FL 33126

       Re: InspireMD, Inc.
           Registration Statement on Form S-3
           Filed April 1, 2025
           File No. 333-286309
Dear Marvin Slosman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Raffael Fiumara, Esq.